AMENDMENT TO
INVESTMENT ADVISORY AGREEMENT
FOR THE OAKMARK SELECT FUND

HARRIS ASSOCIATES INVESTMENT TRUST,
a Massachusetts business trust registered under the Investment Company Act of 1940 (the "1940 Act") as an open-end diversifed management investment company (the "Trust"), and HARRIS ASSOCIATES
L.P. a Delaware limited partnership registered under the Investment Advisers Act of 1940 as an investment adviser (the "Adviser), agree that paragraph 6 of the investment advisory agreement between the parties for The Oakmark Fund (the
"Fund") dated October 22, 1996 is amended as of the date of this amendment to read as follows:

6.   Compensation of Adviser.    For the
services to be rendered and the charges and expenses to be assumed and to be paid by the Adviser hereunder, the Trust shall pay out of Fund assets to the Advisre a monthly fee, based on the Fund's net assets of the last business day of the preceding month, at the annual rate of 1.00% on the first $1 billion of net assets,
 .95% on the next $500 million of net assets, .90% on the next $500 million of net assets, .80% on net assets in excess of $2.5 billion and .75% on net assets in excess of $5 billion.
The fee for a month shall be paid as soon as practicable after the last day of the month.
The fee payable hereunder shall be reduced proportionately during any month in which this agreement is not in effect for the entire month.

Dated: September 17, 1998
HARRIS ASSOCIATES INVESTMENT TRUST
By: /s/Victor A. Morgenstern

HARRIS ASSOCIATES L.P.
By Harris Associates, Inc.
its general partner
By: /s/Robert M. Levy